                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                  SCHEDULE 13D
                         UNDER THE EXCHANGE ACT OF 1934

                                (Amendment No. 8)


                              BANK PLUS CORPORATION
-------------------------------------------------------------------------------
                                (Name of Company)

                          COMMON STOCK, PAR VALUE $.01
-------------------------------------------------------------------------------
                         (Title and Class of Securities)

                                    064446017
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Richard J. Perry, Jr., Esquire
                              Perry & Bagheri, P.C.
                           1826 Jefferson Place, N.W.
                            Washington, D. C.  20036
                                 (202) 775-8109
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 18, 1999
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Page 1 of 26 Pages                                     Exhibit Index at page 23

-------------------------------------------------------------------------------
CUSIP NUMBER 064446017                       Page    2  of   26  Pages
                                                    ---     ----
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Financial Institution Partners, L.P. / 52-1899611

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               WC OO
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    881,146 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    881,146 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               881,146 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               4.5%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               PN
-------------------------------------------------------------------------------

Page 2 of 26 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446017                       Page    3  of   26  Pages
                                                    ---     ----
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Hovde Capital, Inc. /  52-1891904

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Incorporated: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    881,146 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    881,146 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               881,146 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               4.5%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               CO
-------------------------------------------------------------------------------

Page 3 of 26 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446017                       Page    4  of   26  Pages
                                                    ---     ----
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Financial Institution Partners II, L.P. / 36-4131559

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               WC OO
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    432,800 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    432,800 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               432,800 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               2.2%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               PN
-------------------------------------------------------------------------------

Page 4 of 26 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446017                       Page    5  of   26  Pages
                                                    ---     ----
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Hovde Capital, L.L.C. /  91-1825712

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Nevada
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    432,800 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    432,800 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               432,800 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               2.2%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               CO
-------------------------------------------------------------------------------

Page 5 of 26 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446017                       Page    6  of   26 Pages
                                                    ---     ----
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Hancock Park Acquisition, L.P. / 36-4081806

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               WC OO
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    651,260 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    651,260 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               651,260 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               3.4%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               PN
-------------------------------------------------------------------------------

Page 6 of 26 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446017                       Page    7  of   26  Pages
                                                    ---     ----
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Hancock Park Acquisition, L.L.C. /  36-4068512

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Illinois
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    651,260 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    651,260 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               651,260 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               3.4%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               CO
-------------------------------------------------------------------------------

Page 7 of 26 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446017                       Page    8  of   26  Pages
                                                    ---     ----
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Western Acquisition Partners, L.P. / 36-4081807

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               WC OO
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    140,000 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    140,000 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               140,000 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               0.7%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               PN
-------------------------------------------------------------------------------

Page 8 of 26 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446017                       Page    9  of   26  Pages
                                                    ---     ----
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Western Acquisitions, L.L.C. /  36-4068258

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Illinois
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    140,000 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    140,000 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               140,000 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               0.7%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               CO
-------------------------------------------------------------------------------

Page 9 of 26 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446017                       Page    10  of   26  Pages
                                                     ---     ----
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Pacific Financial Investors, Ltd. /  91-1885722

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               WC OO
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Nevada
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    608,967 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    608,967 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               608,967 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               3.1%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               CO
-------------------------------------------------------------------------------

Page 10 of 26 Pages

Item 1.  Security and Company

     The class of security to which this statement relates is the common stock, par value $0.01 per share (the "Shares"), of Bank Plus Corporation (the "Company"). The address of the principal executive offices of the Company is 4565 Colorado Boulevard, Los Angeles, CA 90039.

Item 2.  Identity and Background

     The persons filing this statement are Financial Institution Partners, L.P., Financial Institution Partners II, L.P., Hancock Park Acquisition, L.P., Western Acquisition Partners, L.P. (the "Limited Partnerships"), Hovde Capital, Inc., Hovde Capital, L.L.C., Hancock Park Acquisition, L.L.C., Western Acquisitions, L.L.C. (the "General Partners"), and Pacific Financial Investors, Ltd., who are collectively referred to herein as the "Reporting Persons." The Limited Partnerships are Delaware limited partnerships formed for the purpose of investing in, among other things, the equity securities of various financial institutions. Hovde Capital, Inc., a Delaware corporation, is the general partner of Financial Institution Partners, L.P. Hovde Capital, L.L.C., a Nevada limited liability company, is the general partner of Financial Institution Partners II, L.P. Hancock Park Acquisition, L.L.C., an Illinois limited liability company, is the general partner of Hancock Park Acquisition, L.P. Western Acquisitions, L.L.C., an Illinois limited liability company, is the general partner of Western Acquisition Partners, L.P. Pacific Financial Investors, Ltd. is a Nevada limited liability company formed for the purpose of investing in the equity securities of various financial institutions and to engage in all other lawful purposes.

     Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and office for the Limited Partnerships and the General Partners as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partners who are Reporting Persons. The General Partners control the Limited Partnerships.

     None of the Reporting Persons or executive officers, directors or controlling persons of the General Partners have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

     The Reporting Persons do not believe that they constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Nevertheless, the Reporting Persons are making this filing because of the possibility that they may be deemed a group, although each of the Reporting Persons disclaims any membership in, and the existence of, such a group.
Neither the making of this filing nor any statement contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists.

Item 3.  Source and Amount of Funds or Other Consideration

     Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in
Schedule 2 attached hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction

      On March 18, 1999, Pacific Financial Investors, Ltd. ("PFI") notified the Company that it withdrew its proposed amendments to the Company's By-Laws which PFI previously submitted for consideration at the Company's 1999 Annual Meeting of Stockholders.


Item 5.  Interest in Securities of the Company

     (a), (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of March 22, 1999, information relating to the aggregate number of Shares of the Company and the percentage of the outstanding Shares of the Company as of such date (based upon information provided by the Company, there are 19,419,778 Shares outstanding as of that date) as to each of the Reporting Persons. With respect to the Shares set forth on Schedule 3, by virtue of its control over the Limited Partnership, all decisions regarding voting and disposition of the Shares beneficially owned by the Limited Partnership are made by the General Partner acting through its chief executive officer or president. As such, the Limited Partnerships and the General Partners share voting and investment power with respect to those Shares. None of the General Partners, their executive officers, directors or controlling persons beneficially owns any Shares personally or otherwise, except for the Shares beneficially owned by the Partnerships.

     (c) Schedule 4 hereto, which is incorporated by reference herein, describes, as of March 22, 1999, transactions in the Shares effected during the past sixty (60) days by the Reporting Persons.

     (d)  None.

     (e)  None.

     Each of the Reporting Persons disclaims beneficial ownership of Shares beneficially owned by any of the other Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

     None.

Item 7.  Materials to be filed as Exhibits

Exhibit A -    Consent Agreement pursuant to 17 C.F.R.  13d-1(f)(1)
Exhibit B -    [OMITTED - - FILED PURSUANT TO REQUEST FOR CONFIDENTIAL
               TREATMENT] (Incorporated by reference to Amendment No. 3, filed with the Securities and Exchange Commission (the "Commission") on
               December 4, 1998)

Page 12 of 26 Pages

Exhibit C -    Customer Agreement between NationsBanc Montgomery Securities and
               Financial Institution Partners II, L.P. (Incorporated by
               reference to Amendment No. 3, filed with the Commission on
               December 4, 1998)
Exhibit D -    Prime Broker Agreement between NationsBanc Montgomery Securities and Financial Institution Partners II, L.P. (Incorporated by
               reference to Amendment No. 3, filed with the Commission on
               December 4, 1998)
Exhibit E -    Partnership Agreement between NationsBanc Montgomery Securities and Financial Institution Partners II, L.P. (Incorporated by
               reference to Amendment No. 3, filed with the Commission on
               December 4, 1998)
Exhibit F -    Customer Agreement between NationsBanc Montgomery Securities and
               Financial Institution Partners, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4,
               1998)
Exhibit G -    Prime Broker Agreement between NationsBanc Montgomery Securities and Financial Institution Partners, L.P. (Incorporated by
               reference to Amendment No. 3, filed with the Commission on
               December 4, 1998)
Exhibit H -    Partnership Agreement between NationsBanc Montgomery Securities and Financial Institution Partners, L.P. (Incorporated by
               reference to Amendment No. 3, filed with the Commission on
               December 4, 1998)
Exhibit I -    Customer Agreement between NationsBanc Montgomery Securities and
               Hancock Park Acquisition, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on December 4, 1998)
Exhibit J -    Prime Broker Agreement between NationsBanc Montgomery Securities and Hancock Park Acquisition, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on December 4, 1998)
Exhibit K -    Partnership Agreement between NationsBanc Montgomery Securities and Hancock Park Acquisition, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on December 4, 1998)
Exhibit L -    Customer Agreement between NationsBanc Montgomery Securities and
               Western Acquisition Partners, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on December 4, 1998)
Exhibit M -    Prime Broker Agreement between NationsBanc Montgomery Securities and Western Acquisition Partners, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4,
               1998)
Exhibit N -    Partnership Agreement between NationsBanc Montgomery Securities and Western Acquisition Partners, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4,
               1998)
Exhibit O -    Customer Agreement between NationsBanc Montgomery Securities and
               Pacific Financial Investors, Ltd. (Incorporated by reference to
               Amendment No. 5, filed with the Commission on January 25, 1999)

Page 13 of 26 Pages

Exhibit P -    Prime Broker Agreement between NationsBanc Montgomery Securities and Pacific Financial Investors, Ltd. (Incorporated by reference to Amendment No. 5, filed with the Commission on January 25,
               1999)
Exhibit Q -    Limited Liability Company Agreement between NationsBanc
               Montgomery Securities and Pacific Financial Investors, Ltd.
               (Incorporated by reference to Amendment No. 5, filed with the Commission on January 25, 1999)


Page 14 of 26 Pages

                                   Signatures


     After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.

                         FINANCIAL INSTITUTION PARTNERS, L.P., by its General Partner, HOVDE CAPITAL, INC.

                         By:            /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: President

                         HOVDE CAPITAL, INC.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: President

                         FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                         By:            /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         HOVDE CAPITAL, L.L.C.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         HANCOCK PARK ACQUISITION, L.P., by its General Partner, HANCOCK PARK ACQUISITION, L.L.C.

                         By:            /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Member

Page 15 of 26 Pages

                         HANCOCK PARK ACQUISITION, L.L.C.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Member

                         WESTERN ACQUISITION PARTNERS, L.P., by its General Partner, WESTERN ACQUISITIONS, L.L.C.

                         By:            /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         WESTERN ACQUISITIONS, L.L.C.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         PACIFIC FINANCIAL INVESTORS, LTD.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member



Dated:    3/22/99
        ----------

                                   Schedule 1

                    INFORMATION RELATING TO REPORTING PERSONS

                                        Principal Business and
                                        Address of Principal Business
     Name                               or Principal Office
     ----                               ------------------------------
Financial Institution                   Limited partnership formed to make
Partners, L.P.                          investments primarily in equity
                                        securities of financial institutions..
                                        1629 Colonial Parkway
                                        Inverness, Illinois 60067
                                        Organized: State of Delaware

Hovde Capital, Inc.                     Corporation formed to serve as the
                                        general partner of Financial Institution
                                        Partners, L.P.
                                        1629 Colonial Parkway
                                        Inverness, Illinois 60067
                                        Incorporated: State of Delaware

Financial Institution                   Limited partnership formed to make
Partners II, L.P.                       investments primarily in equity
                                        securities of financial institutions and
                                        financial services companies.
                                        1629 Colonial Parkway
                                        Inverness, Illinois 60067
                                        Organized: State of Delaware

Hovde Capital, L.L.C.                   Limited liability company formed to
                                        serve as the general partner of
                                        Financial Institution Partners II, L.P.
                                        1629 Colonial Parkway
                                        Inverness, Illinois 60067
                                        Organized: State of Nevada

Hancock Park Acquisition, L.P.          Limited partnership formed to make
                                        investments primarily in equity
                                        securities of financial institutions.
                                        1629 Colonial Parkway
                                        Inverness, Illinois 60067
                                        Organized: State of Delaware

Page 17 of 26 Pages


Hancock Park Acquisition, L.L.C.        Limited liability company formed to
                                        serve as the general partner of Hancock
                                        Park Acquisition, L.P.
                                        1629 Colonial Parkway
                                        Inverness, Illinois 60067
                                        Organized: State of Illinois

Western Acquisition Partners, L.P.      Limited partnership formed to make
                                        investments primarily in equity
                                        securities of financial institutions.
                                        1629 Colonial Parkway
                                        Inverness, Illinois 60067
                                        Organized: State of Delaware

Western Acquisitions, L.L.C.            Limited liability company formed to
                                        serve as the general partner of Western
                                        Acquisition Partneres, L.P.
                                        1629 Colonial Parkway
                                        Inverness, Illinois 60067
                                        Organized: State of Illinois

Pacific Financial Investors, Ltd.       Limited liability company formed to make
                                        investments primarily in equity
                                        securities of financial institutions and
                                        to engage in all other lawful purposes.
                                        1824 Jefferson Place, N.W.
                                        Washington, D.C.
                                        Organized: State of Nevada


Page 18 of 26 Pages

    INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING
                                     PERSONS

NAME                          PRINCIPAL OCCUPATION
ADDRESS                       BUSINESS ADDRESS              CITIZENSHIP
-------                       --------------------          -----------
Steven D. Hovde(1)            Investment banker             U.S.
1629 Colonial Parkway         Hovde Financial, Inc.
Inverness, Illinois 60067     1629 Colonial Parkway
                              Inverness, Illinois 60067
                              Investment banking firm

Eric D. Hovde (2)             Investment banker             U.S.
1826 Jefferson Place, N.W.    Hovde Financial, Inc.
Washington, D.C. 20036        1826 Jefferson Place, N.W.
                              Washington, D.C. 20036
                              Investment banking firm

Braddock J. LaGrua(3)         Investment banker             U.S.
1826 Jefferson Place, N.W.    Hovde Financial, Inc.
Washington, D.C. 20036        1826 Jefferson Place, N.W.
                              Washington, D.C. 20036
                              Investment banking firm

Gregory A. Mitchell(4)        Investment Banker             U.S.
1801 Oakland Blvd., Suite 259 Hovde Financial, Inc.
Walnut, CA 94596              1801 Oakland Blvd.
                              Suite 250
                              Walnut, CA 94596


-------------------------------------------------------------------------------
(1)  Steven D. Hovde is affiliated with the following Reporting Persons:
Chairman, CEO of Hovde Capital, Inc.; President, Treasurer of Hovde Capital, L.L.C., Executive VP, Treasurer of Hancock Park Acquisition, L.L.C.; Executive VP, Treasurer of Western Acquisitions, L.L.C.
(2) Eric D. Hovde is affiliated with the following Reporting Persons: President of Hovde Capital, Inc.; Chairman and CEO of Hovde Capital, L.L.C.; President and Assistant Treasurer of Hancock Park Acquisition, L.L.C.; President and Assistant Treasurer of Western Acquisitions, L.L.C.
(3)  Braddock J. LaGrua is affiliated with the following Reporting Persons:
Executive VP, Treasurer of Hovde Capital, Inc.
(4) Gregory A. Mitchell is affiliated with the following Reporting Persons: VP of Hovde Capital, L.L.C.; Senior VP of Hancock Park Acquisition, L.L.C.


Page 19 of 26 Pages

                                   SCHEDULE 2

     The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.

                                        Amount
                                        Originally
                    Total               Financed/           Source of
Name                Consideration       Current Balance     Funds
-------------------------------------------------------------------------------


Financial           $4,380,490.59       $2,643,626.07/      Working Capital/
Institution                             $1,736,864.52       Margin Account(5)
Partners, L.P.

Hovde Capital,      $4,380,490.59       $2,643,626.07/      Working Capital/
Inc.                                    $1,736,864.52       Margin Account of
                                                            Affiliate(5)

Financial           $2,317,340.75       $1,302,808.97/      Working Capital/
Institution                             $1,014,531.78       Margin Account(6)
Partners II, L.P.

Hovde Capital,      $2,317,340.75       $1,302,808.97/      Working Capital/
L.L.C.                                  $1,014,531.78       Margin Account of
                                                            Affiliate(6)

Hancock Park        $3,514,566.31       $1,953,747.41/      Working Capital/
Acquisition, L.P.                       $1,560,818.90       Margin Account(7)

Hancock Park        $3,514,566.31       $1,953,747.41/      Working Capital/
Acquisition, L.L.C.                     $1,560,818.90       Margin Account of
                                                            Affiliate(7)

Western Acquisition $1,551,875.00       $543,156.25/        Working Capital/
Partners, L.P.                          $1,008,718.75       Margin Account(8)

Western             $1,551,875.00       $543,156.25/        Working Capital/
Acquisitions, L.L.C.                    $1,008,718.75       Margin Account of
                                                            Affiliate(8)

Pacific Financial   $2,537,956.65       $1,826,567.40/      Working Capital/
Investors, Ltd.                         $711,389.25         Margin Account(9)


-----------------------------------------------------
(5) $1,736,864.52 was financed through a margin account with NationsBanc Montgomery Securities at Federal Funds rate +5/8.

(6) $1,014,531.78 was financed through a margin account with NationsBanc Montgomery Securities at Federal Funds rate +5/8.

(7) $1,560,818.90 was financed through a margin account with NationsBanc Montgomery Securities at Federal Funds rate +5/8.

(8) $1,008,718.75 was financed through a margin account with NationsBanc Montgomery Securities at Federal Funds rate +5/8.

(9) $711,389.25 was financed through a margin account with NationsBanc Montgomery Securities at Federal Funds rate +5/8.


Page 20 of 26 Pages

                                   SCHEDULE 3

     The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.

                                                            Approximate
Name                          Number of Shares              Percentage
----                          ----------------              -----------
Financial Institution         881,146                       4.5%
Partners, L.P.

Hovde Capital, Inc.           881,146                       4.5%

Financial Institution         432,800                       2.2%%
Partners II, L.P.

Hovde Capital, L.L.C.         432,800                       2.2%%

Hancock Park                  651,260                       3.4%
Acquisition, L.P.

Hancock Park                  651,260                       3.4%
Acquisition, L.L.C.

Western Acquisition           140,000                       0.7%
Partners, L.P.

Western Acquisitions,         140,000                       0.7%
L.L.C.

Pacific Financial             608,967                       3.1%
Investors, Ltd.
-------------------------------------------------------------------------------

Aggregate Shares Held by      2,714,173                     13.98%
Reporting Persons

Page 21 of 26 Pages

                                   SCHEDULE 4

Description of Transactions in Shares Effected Within 60 Days.

The Reporting Persons had effected the following transactions in the Shares within sixty (60) days of March 22, 1999:

-------------------------------------------------------------------------------
               Transaction    Number of Transaction    Transaction    Broker
               Date           Shares    Price          Type
-------------------------------------------------------------------------------
Pacific        3/10/99        100       $4.688         Buy          Montgomery
Financial                                                           Securities
Investors,
Ltd.           1/20/99        8,000     $4.3125        Buy          Jefferies
                                                                    & Co.

               1/19/99        19,000    $4.3125        Buy          Jeffries
                                                                    & Co.

Page 22 of 26 Pages


                                  EXHIBIT INDEX


                                                                 Page

Exhibit A-     Consent Agreement to 17 C.F.R. 13d-1(f)(1)       25

Exhibit B -    [OMITTED - - FILED PURSUANT TO REQUEST
               FOR CONFIDENTIAL TREATMENT] (Incorporated by
               reference to Amendment No. 3, filed with the
               Commission on December 4, 1998) (10)

Exhibit C -    Customer Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners II, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit D -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners II, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit E -    Partnership Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners II, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit F -    Customer Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit G -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit H -    Partnership Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit I -    Customer Agreement between NationsBanc
               Montgomery Securities and Hancock Park
               Acquisition L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Page 23 of 26 Pages


Exhibit J -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and Hancock Park
               Acquisition, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit K -    Partnership Agreement between NationsBanc
               Montgomery Securities and Hancock Park
               Acquisition, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit L -    Customer Agreement between NationsBanc
               Montgomery Securities and Western Acquisition
               Partners, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit M -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and Western Acquisition
               Partners, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit N -    Partnership Agreement between NationsBanc
               Montgomery Securities and Western Acquisition
               Partners, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit O -    Customer Agreement between NationsBanc
               Montgomery Securities and Pacific Financial
               Investors, Ltd. (Incorporated by reference to
               Amendment No. 5, filed with the Commission on
               January 25, 1999)

Exhibit P -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and Pacific Financial
               Investors, Ltd. (Incorporated by reference to
               Amendment No. 5, filed with the Commission on
               January 25, 1999)

Exhibit Q -    Partnership Agreement between NationsBanc
               Montgomery Securities and Pacific Financial
               Investors, Ltd. (Incorporated by reference to
               Amendment No. 5, filed with the Commission on
               January 25, 1999)


------------------------------------------
(10) Portions of Exhibit 5 have been omitted pursuant to a request for confidential treatment of information in accordance with Rule 24b-2 of the Securities and Exchange Act of 1934.

Page 24 of 26 Pages

                                                                       EXHIBIT A

               Consent Agreement Pursuant to 17 C.F.R. 13d-1(f)(1)

     Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(f)(1) with respect to his/its beneficial ownership of the shares of the Company.

                         FINANCIAL INSTITUTION PARTNERS, L.P., by its General Partner, HOVDE CAPITAL, INC.

                         By:            /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: President

                         HOVDE CAPITAL, INC.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: President

                         FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                         By:            /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         HOVDE CAPITAL, L.L.C.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         HANCOCK PARK ACQUISITION, L.P., by its General Partner, HANCOCK PARK ACQUISITION, L.L.C.

                         By:            /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Member

                         HANCOCK PARK ACQUISITION, L.L.C.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Member

Pages 25 of 26 Pages

                         WESTERN ACQUISITION PARTNERS, L.P., by its General Partner, WESTERN ACQUISITIONS, L.L.C.

                         By:            /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         WESTERN ACQUISITIONS, L.L.C.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         PACIFIC FINANCIAL INVESTORS, LTD.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member


Dated:    3/22/99
        ----------

Page 26 of 26 Pages